[Sea Pines Associates, Inc. letterhead]

December 9, 2004

Paul Fischer
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Sea Pines Associates, Inc.
Schedule 13E-3 filed October 21, 2004
File No. 05-56415

Preliminary Proxy Statement on Schedule 14A filed October 21, 2004
File No. 0-17517

Dear Mr. Fischer:

          This letter responds to the comments of the staff of the Securities and Exchange Commission communicated by letter (the “Comment Letter”) dated November 19, 2004 to me with respect to the above-referenced Schedule 13E-3 and Schedule 14A of Sea Pines Associates, Inc. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter. Except as otherwise specified, page numbers noted below are in the revised preliminary proxy statement filed by Sea Pines Associates, Inc. on December 9, 2004.

Schedule 13E-3

1.	Please advise us why you believe that William H. Goodwin, Jr. and the executive officers and directors of Sea Pines who will continue to serve in their positions with the merged entity should not be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Otherwise, these persons should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

William H. Goodwin, Jr. has been added as a filing person on the Schedule 13E-3.

          Sea Pines does not believe that any of its executive officers or directors should be added as filing persons on the Schedule 13E-3, as it does not believe that they are engaged in the

Mr. Paul Fischer
December 9, 2004

proposed transaction. We note that Section II.D.3 of the Division of Corporation Finance’s Current Issues Outline makes the following statement in connection with the staff’s position that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where the transaction will be effected through merger of the issuer into the purchaser or that purchaser’s acquisition subsidiary:

An important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).

          In this transaction, none of Sea Pines’ executive officers or directors will hold any of the surviving company’s outstanding equity securities, occupy a seat on the board of the surviving company, or otherwise be in a position to control the surviving company within the meaning of Exchange Act Rule 12b-2 or otherwise. No agreements with respect to the continuation of employment of any of Sea Pines’ management were negotiated in connection with the proposed transaction.

2.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. In addition, RG Subsidiary must provide all of the disclosure required by Schedule 13E-3 since you have included it as a filing person. For example, include a statement in the proxy materials as to whether each filing person believes the Rule 13e-3 transaction to be substantively and procedurally fair to Sea Pines’ unaffiliated security holders and an analysis of the material factors upon which each filing person relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question & Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

          We have revised the proxy statement to provide information required by Schedule 13E-3 for each filing person.

3.	We note your extensive disclosure on page 3 discussing why you do not believe Riverstone is an affiliate of Sea Pines within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act, despite the fact that you have filed a Schedule 13E-3 in connection with the proposed transaction. Given Riverstone’s ownership of 26.6% of Sea Pines common stock, Riverstone’ s ability to block any merger, and Greenhill and Co.’s advice to the board that the pursuit of an alternative transaction would not be productive

Mr. Paul Fischer
December 9, 2004

given Riverstone’s ability to block any alternative transaction, the inclusion of this disclosure does not appear appropriate. Please revise to remove it.

          We have revised the disclosure. See the introduction on page 3 of the amended Schedule 13E-3.

4.	Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the proxy statement. This requirement includes final and preliminary reports. In addition, you must file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This includes, for example, any written documentation furnished in connection with an oral presentation, such as analyses, talking papers, drafts, summaries, outlines, etc. For instance, file the following items as exhibits to the Schedule 13E-3 or advise us why they are not materially related to the Rule 13e-3 transaction:

•	any additional written materials provided in connection with PKF Consulting’s evaluation in 2003 and Greenhill & Co.’s advice throughout 2004;

          No additional written materials were provided in connection with PKF Consulting’s evaluation in 2003. We have filed as Exhibit (c)(4) to the amended Schedule 13E-3 written materials accompanying a presentation made by Greenhill & Co. to Sea Pines’ board of directors on April 19, 2004 and described under “Background of the Merger.” While we have filed those materials, Greenhill & Co. has advised the Company that it does not believe that Item 1015 of Reg. M-A requires the filing of those materials because the presentation that Greenhill & Co. made to the board of directors on April 19 was not a “report” on the “transaction” – it was a report that Greenhill & Co. gave to the board prior to the time that a transaction had emerged.

•	the analyses related to Sea Pines’ tax situation prepared by Ernst & Young during April 2004, as referenced in the opinion letter filed as Annex B to the proxy statement; and

          The analyses referred to consisted of Microsoft Excel spreadsheets developed by Ernst & Young in collaboration with Greenhill & Co. for Greenhill & Co.’s use in modeling alternative asset sale, stock sale, and stock-and-asset sale scenarios. Sea Pines did not independently use the spreadsheets.

•	the “recent appraisals of several properties” as referenced in the second full paragraph on page 17.

Mr. Paul Fischer
December 9, 2004

          We intend to file the appraisals as Exhibits (c)(5), (c)(6) and (c)(7) to the Schedule 13E-3 and are preparing an application for a continuing hardship exemption to file those exhibits in paper format.

Item 16. Exhibits

5.	We note that you have included the opinion of Greenhill & Company dated as of July 27, 2004. Please advise us supplementally whether you will receive an updated fairness opinion. If so, please keep in mind that you will need to revise your proxy materials to provide a summary of any updated fairness opinions or valuations and file any corresponding written materials as exhibits to the Schedule 13E-3. If not, revise the section relating to the board’s recommendation to discuss how the date of Greenhill & Co.’s analysis impacted the board’s decision to rely on the advisor’s opinion, if at all.

          As disclosed in the penultimate paragraph on the first page of the proxy statement’s cover letter, in “Opinion of Financial Advisor” on page 4, in the second paragraph of “Opinion of Financial Advisor to Sea Pines” on page 27, in the first full paragraph on page 29, and in Section 1.9(a)(v) of the merger agreement attached as Annex A to the proxy statement, Sea Pines’ board of directors expects to receive a letter from Greenhill & Co. affirming its July 27, 2004 fairness opinion immediately before the proxy statement is sent to Sea Pines’ shareholders. When the letter is received, we will add a statement to that effect in the definitive proxy statement and add the letter as an annex to the proxy statement.

6.	If a written opinion was prepared by legal counsel at a filing person’s request and communicated to the filing person pertaining to the tax consequences of the transaction, file the tax opinion pursuant to Item 1016(h) of Regulation M-A. If a tax opinion will be filed, summarize it in the proxy statement, clearly stating that the disclosure is a summary of tax counsel’s opinion and disclose that the opinion is filed as an exhibit to your Schedule 13E-3.

No written opinion was requested or prepared.

Schedule 14A

7.	Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary. Refer to Rule 13e-3(e)(1)(ii).

          We have revised the structure of the proxy statement as requested so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary.

Mr. Paul Fischer
December 9, 2004

Questions and Answers about the Merger, page v

8.	Under “What vote is required to approve the merger agreement?”, disclose the total percentage of shares held by Riverstone, directors and members of Sea Pine’s management that will be voted in favor of the merger agreement, and indicate the remaining percentage of shareholder vote needed to approve the merger.

We have revised that paragraph. See page v.

Summary Term Sheet, page 1

9.	Please revise your introductory paragraph to confirm that you have included disclosure with respect to the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

          We have revised the introductory paragraph under the “Summary Term Sheet” heading. See page 1.

10.	In the Q&A section or the Summary Term Sheet, include a statement regarding the determination of each filing person as to the fairness of the transaction to the unaffiliated shareholders.

          We have provided the requested disclosure in the Summary Term Sheet. See the disclosure under the heading “Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger” on page 5.

Interests of Certain Persons in the Merger, page 2

11.	Expand the disclosure to clarify and quantify all conflicts of interest to provide unaffiliated shareholders with more meaningful disclosure. Briefly summarize all interests of insiders that are separate and distinct from the interests of common shareholders generally, including employment agreements, board positions and fees, committee fees, etc. Also ensure that you provide full disclosure in the body of the document.

          We have added disclosures relating to the compensation of Sea Pines’ directors. See pages 3 and 36. We are aware of no other conflicts of interest.

Fairness of the Merger, page 3

12.	Generally, the fairness discussion should only address fairness to unaffiliated shareholders. See Item 1014(a) of Regulation M-A and Question and Answer No. 19 in

Mr. Paul Fischer
December 9, 2004

Exchange Act Release No. 34-17719. As a result, revise your disclosure to discuss fairness to unaffiliated shareholders rather than fairness to common stockholders generally, which presumably includes officers, directors and other affiliates, or explain to us why such disclosure is unnecessary. Please revise here and throughout your document. In addition, it is unclear why the belief that Riverstone has a deep understanding of your character supports the fairness determination. Revise accordingly.

          We have revised “SUMMARY TERM SHEET — Fairness of the Merger” on page 3, “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” beginning on page 22 and “SPECIAL FACTORS — Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger” beginning on page 35.

13.	Please revise to indicate whether the Board considered any negative factors when determining the fairness of the merger. If so, please revise its fairness determination on page 24 to have one list of factors favoring the transaction, and a separate list of factors not supporting the transaction. If it failed to consider any negative aspects of the transaction, then disclose that fact.

          We have revised “SUMMARY TERM SHEET — Fairness of the Merger” on page 3 and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” beginning on page 22.

Merger Financing and Guarantee, page 4

14.	Please revise to indicate the total amount of debt Riverstone will assume on completion of the merger and the related transactions. Also, indicate whether Riverstone will be required to pay off any debt upon completion of the merger. If so, revise to indicate the total amount and the source of those funds.

          Riverstone will not assume any debt on completion of the merger. The merger agreement does not require any debt to be paid off upon the completion of the merger other than the redemption of the Series A preferred shares and the payment of the debenture already disclosed in that paragraph.

Disclosure Regarding Forward-Looking Statements, page 8

15.	Section 27A of the Securities Act and Section 21E of the Exchange Act specifically exclude from the safe harbor statements made by an issuer in connection with a going-private transaction. Please revise to delete the reference to the safe harbor provisions.

We have deleted the references. See page 11.

Mr. Paul Fischer December 9, 2004 Page 7

Required Vote, page 12

16.	Please revise to clarify that the structuring of the vote does not by itself ensure fairness to the unaffiliated shareholders.

We have added a sentence to that effect at the end of the section on page 44.

Action to be Taken at the Special Meeting, page 13

17.	The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. See Rule 14a-4. As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies. Please note that your undertaking to refrain from exercising discretionary authority to use proxies voting against the merger proposal is not sufficient.

We have revised the proxy card to provide such a voting box.

Solicitation of Proxies, page 14

18.	Please supplementally confirm, if true, that you will not solicit proxies on the Internet. Be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

We will not solicit proxies on the Internet.

The Companies, page 15

19.	Please revise to provide a more detailed description of Riverstone’s business and background.

          A more detailed description of Riverstone’s business and background has been included. See page 46.

Background of the Merger, page 16

20.	Revise to disclose why each filing person is undertaking the proposed transaction at this time. See Item 1013(c) of Regulation M-A. In this regard, address why they are taking the company private at this time in the company’s operating history despite the fact that Sea

Mr. Paul Fischer
December 9, 2004

Pines generated net income for the nine-month period ended July 31, 2004. We also note that the loan from Wachovia is not due until late 2005.

          We have revised the disclosure regarding a May 24, 2004 board meeting to disclose why Sea Pines board of directors determined to enter into the transaction at this time. See page 18. The net income generated by Sea Pines in the first three quarters of fiscal year 2004 has been in line with the financial projections (which have been added as Annex E to the proxy statement) that the board used in making its decision to seek a sale.

          In addition, please refer to the revised disclosure under the heading “SPECIAL FACTORS — Riverstone’s, Merger Sub’s and William H. Goodwin, Jr.’s Reasons for the Merger.”

21.	We note your statement that Sea Pines has a high debt burden. Please revise to quantify Sea Pine’s debt. Further, quantify the amount the board determined was necessary for asset improvements on its properties.

We have revised that paragraph. See page 13.

22.	Revise where appropriate to disclose in full the financial projections that Sea Pines developed as well as the management forecasts that you reference on pages 19, 28 and 30.

          We have revised the disclosures of the projections discussed at the May 24 board meeting (see page 19) and have revised “Opinion of Financial Advisor to Sea Pines-Discounted Cash Flow Analysis” to add assumptions underlying the forecasts, see page 30. We have also added the projections presented at the May 24 board meeting as Annex E to the proxy statement.

23.	We note that the Settlement Agreement and Release required a $5.9 million payment to Grey Point Associates. Please revise to indicate the rate of interest on the loan, and how and when Sea Pines will make interest payments.

We have made those revisions. See page 13.

24.	Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

We have added those disclosures. See page 15.

Mr. Paul Fischer
December 9, 2004

25.	You indicate in the fourth paragraph on page 16 that PKF Consulting’s assignment was to provide the Board with information relating to the fair market value of Sea Pines as an ongoing business. However, you indicate in the penultimate paragraph on page 17 that PKF Consulting delivered an analysis focused on gross value of the assets of Sea Pines, if sold individually. Please revise or advise.

          We have revised “Background of the Merger” on page 14 to clarify PKF Consulting’s analysis.

26.	Please revise to discuss the factors that would cause the potential aggregate value of Sea Pines to exceed $100 million. In this regard, we note your statement in the penultimate paragraph on page 17. Please also revise to clarify why the amount could be as much as 20% lower.

We have revised that paragraph. See page 14.

27.	Quantify the “substantial” tax costs referenced in the first full paragraph on page 18.

          We have deleted that paragraph and added a range of tax costs in the discussion of the April 19, 2004 board of directors meeting. See page 17.

28.	Please revise the third paragraph on page 18 to clarify why the board instructed the special committee to contact Riverstone. Had Mr. Goodwin expressed an interest in purchasing the remaining shares of Sea Pines not already held?

We have revised that paragraph. See page 15.

29.	You indicate on page 18 of your Proxy Statement that the special committee contacted William H. Goodwin Jr. to discuss Riverstone’s interests in acquiring Sea Pines. You also indicate that the board of directors discussed other potential acquirers. Please revise to expand your disclosure with respect to the other potential acquirers. Did you contact other potential acquirers? If so, did the other potential acquirers, other than Mr. Goodwin, meet with the special committee? If not, please revise to so state. We may have further comments.

          We have added sentences in “Fairness of the Merger” and “Reasons for Recommendation of the Board of Directors” to the effect that no other potential acquirers were solicited. See pages 4 and 24. With respect to the other potential acquirers that were discussed, Greenhill & Co.’s presentation materials for the April 19, 2004 board meeting contained a several-page list of possible strategic or financial buyers, none of which were discussed in any detail. We have added a reference to the filing of the presentation materials as an exhibit to the Schedule 13E-3. See page 17.

Mr. Paul Fischer
December 9, 2004

30.	We note your statement on page 20 that Riverstone viewed a range of $6.00 to $8.00 per share as fair value for Sea Pines common stock. Please revise to indicate upon what basis Riverstone made this determination on May 6, 2004.

The basis of Riverstone’s determination has been added. See page 18.

31.	Please revise the final paragraph on page 20 to provide more complete disclosure as to why Mr. Goodwin believed that an offer by a purchaser willing to pay more than Riverstone would “not be in the interests of the Sea Pines community.” Please confirm that the board, in fulfilling its fiduciary duties in connection with the proposed transaction, considered Riverstone’s offer not in light of the interests of the Sea Pines community, but in light of the interests of Sea Pines common shareholders.

We have revised the paragraph regarding Mr. Goodwin’s belief. See page 18.

          Sea Pines confirms that it considered Riverstone’s offer in light of the interests of Sea Pines’ common shareholders. However, it is important to note that many of Sea Pines’ common shareholders own property in Sea Pines Plantation, and the board of directors believes that a substantial number of them would consider the effects of any potential transaction on the Sea Pines Plantation community to be material to their voting decision.

32.	Please revise the fourth paragraph on page 21 to describe with greater detail what comprised the negotiation of terms that took place between May 28, 2004 and June 24, 2004.

We have revised that paragraph. See page 19.

33.	Please revise the final paragraph on page 21 to describe the nature of the costs Riverstone believed ranged in the nature of $5 million to $7 million, equivalent to approximately $1.35 to $1.88 per share.

We have revised that paragraph. See page 19.

Reasons for the Recommendation of the Board of Directors, page 24

34.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise the discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. In this regard, we note that this section does not address the factors listed in Instruction 2(i), (ii), (iv), (v) and (vi). If the board relied on the analysis of another party, such as the financial advisor, to fulfill this disclosure obligation, it must expressly adopt the conclusion and analyses of the party

Mr. Paul Fischer
December 9, 2004

that performed the Item 1014(h) analysis. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. For example, you may state that the board did not consider current market prices or purchase prices paid in previous purchases because there were none. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Also revise to quantify the company’s going concern and liquidation value, if known.

We have revised that paragraph. See page 24. Also, factors (i) and (ii) are addressed in the fifth bullet point on page 23.

35.	Please revise your disclosure to explain why the board believes the transaction is fair to unaffiliated shareholders given that it did not solicit offers from other potential buyers other than Riverstone. In this regard, we note your statement in the last paragraph on page 20 that Riverstone had the ability to block other offers.

          The reasons for the board’s recommendation to the shareholders are set forth in “Reasons for Recommendation of the Board of Directors.” Riverstone’s ability to block other offers is not determinative of whether this transaction is fair or unfair.

36.	Refer to the bullet points on pages 24-26. You indicate in the third bullet point on page 25 that Riverstone is in a better position to provide the capital needed for timely improvement of Sea Pines’ assets. Please revise to discuss your anticipated capital expenditures related to these assets.

          Riverstone has not developed a capital improvements budget. We have added examples of improvements that Sea Pines would make but is financially unable to make on page 13, but there is no commitment by Riverstone to make those improvements.

37.	We note your disclosure in the seventh bullet on page 25 that the relationship of the $8.50-per-share merger consideration exceeds other offers made on Sea Pines’ website. Please provide details of the offers you received on your website. For example, what was the price range and frequency of the other offers? Did you consider or accept any offers? If so, what were the terms? We may have further comments.

          The details of offers posted on the bulletin board maintained on Sea Pines’ website are provided under “Market for Common Stock and Related Shareholder Matters” on page 81. The bulletin board is maintained so that shareholders and other persons interested in buying or selling Sea Pines securities may post buy or sell offers, and is not maintained as a vehicle for Sea Pines to buy or sell such securities. Sea Pines did not consider or accept any offers to sell or buy shares made on the bulletin board.

Mr. Paul Fischer
December 9, 2004

38.	You indicate in the first full paragraph on page 26 that the directors did not perform a book value analysis because it did not believe that net book value was a meaningful indicator of Sea Pines current value. However, you then include disclosure that Sea Pines’ net book value was $0.84 per share as of July 31, 2004, and compare it to the merger consideration. Please revise the first sentence accordingly.

          The book value calculation was made in order to comply with Item 1010(a)(4) of Regulation M-A. We have revised the paragraph to delete the book-value reference. See page 24.

39.	Please delete all references to “arms length” negotiations, including in the fourth paragraph on page 26, as this term is inappropriate in the context of a going private transaction.

          We have deleted all references to “arms length.”

40.	Clearly state that the procedural safeguard identified in Item 1014(c) of Regulation M-A is present in this transaction.

We have revised the disclosure regarding procedural fairness. See page 24.

41.	Revise the first bullet point on page 26 to include the actual number of shares held by Riverstone, Sea Pines’ officers and directors and the unaffiliated shareholders so that readers can more easily understand how you calculated the percentages contained therein.

We have revised the bullet point. See page 25.

Opinion of Financial Advisor of Sea Pines, page 27

42.	You indicate in the last bullet point on page 28 that Greenhill performed other analyses and considered other factors that it deemed appropriate. Please revise to disclose all material analyses and factors used in connection with the fairness opinion.

          All material analyses and factors used by Greenhill & Co. in connection with its fairness opinion have been disclosed.

Mr. Paul Fischer
December 9, 2004

43.	Disclose whether Greenhill recommended the amount of consideration to be paid in the going private transaction pursuant to Item 1015(b)(5) of Regulation M-A. In addition, disclose any instructions given to or any limitations imposed on the advisor in accordance with Item 1015(b)(6).

We have added the disclosures. See page 26.

44.	Please supplementally provide us with a copy of the engagement letter.

A copy of the engagement letter accompanies this letter.

45.	Analysis of Selected Precedent Transactions. Please identify the comparable transactions that Greenhill & Co. used in its analysis. Clarify which of the companies were considered peers and which of the transactions involved going private. For transactions that did not involve going private, briefly explain why Greenhill & Co. considered them to be comparable. Also, please present the results of this analysis for each transaction in a table, Disclose the multiple calculated for each transaction, or a range of multiples. Please quantify the Sea Pines revenue amounts that Greenhill & Co used for this analysis.

We have revised the disclosures. See page 28 et seq.

46.	Discounted Cash Flow Analysis. Please quantify the appraisals that were prepared by PKF Consulting. Also, disclose the assumptions underlying the forecasts.

We have revised the disclosures. See page 31.

47.	Disclose why Greenhill & Co. used a range of discount rates between 8% and 10%.

          As disclosed, Greenhill & Co. determined the discount rates based upon an analysis of Sea Pines’ implied weighted average cost of capital. See page 31.

48.	Analysis of Selected Comparable Publicly Traded Companies. Please identify the comparable companies that Greenhill & Co. used in its analysis. Also, disclose the basis on which the companies were deemed comparable to Sea Pines.

          We have revised the disclosures. See page 28 et seq. As disclosed, Greenhill & Co. chose comparable companies for its analysis that are hotel and resort owners and operators with industry characteristics, growth prospects and other traits deemed relevant.

Mr. Paul Fischer
December 9, 2004

Benefits and Detriments of the Merger to Sea Pines, page 33

49.	Please revise your disclosure to quantify all benefits and detriments to the extent possible. For example, quantify the amount of capital necessary for the timely improvement of Sea Pines assets. See Instruction 2 to Item 1013 of Regulation S-K.

          We have revised the disclosure regarding Sea Pines’ cost of capital to include the current effective interest rate on Sea Pines’ Series A preferred shares and the interest rate on its debenture to Sea Pines Associates Trust I. See page 34. The other listed benefits are not quantifiable.

Riverstone’s Reasons for the Merger, page 33

50.	With a view towards disclosure, please revise to expand your disclosure as to Riverstone’s reasons for the merger. Please include both benefits and detriments relating to Riverstone. See Item 1013 of Regulation S-K. Also ensure that you describe the effects of the transaction on Riverstone’s interest in the net book value and net earnings of Sea Pines in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

We have revised the disclosure. See page 35.

Interests of Certain Persons in the Merger, page 34

51.	Quantify, both individually and in the aggregate, any severance and any other change in control payments payable to executive officers in connection with the transaction, to the extent reasonably quantifiable. In addition, disclose the dollar value, assuming a cash-out price of $8.50 per share, of any outstanding options and deferred shares held by directors and executive officers both individually and in the aggregate. Similarly disclose any amounts that your officers or directors may receive for the payment of dividends on and redemption of any preferred shares. See Instruction 2 to Item 1013 of Regulation M-A, which requires you to quantify the benefits and detriments of the Rule 13e-3 transaction to the company’s affiliates.

We have revised the disclosures. See pages 36 and 37.

52.	Since executive officers will generally continue in their positions following the merger, disclose whether they have entered into any revised employment agreements. if so, disclose the amount of salary and bonus that each person is entitled to receive under the terms of the agreements.

We have revised the disclosures. See page 36.

Mr. Paul Fischer
December 9, 2004

Redemption of Series A Preferred Shares and Payment of Junior Subordinated Debenture, page 37

53.	We note following the receipt of cash from Riverstone, Sea Pines will redeem all outstanding Series A preferred and pay all amounts owed by Sea Pines under the outstanding debentures. Please revise to indicate whether you will pay all accrued but unpaid dividends.

We have provided the requested disclosure. See the first bullet point on page 39.

Material Federal Income Tax Consequences, page 37

54.	Please revise to discuss the federal tax consequences of the Rule l3e-3 transaction to each filing person, including the company and its affiliates. Please refer to Item 1013(d) of Regulation M-A.

          We have provided a discussion of the federal tax consequences to each filing person. See page 42.

55.	Please eliminate the statement that the discussion is included for general information only. We believe this statement might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

          We have eliminated the statement. See page 40.

Where Shareholders can find more Information, page 78

56.	Please revise to confirm that your proposed transaction will comprise a going private transaction. We note your current disclosure that indicates that the proposed transaction “may be considered a going private transaction.”

          We have deleted the reference to “may be considered a going private transaction.” See page 85.

Other Business, page 79

57.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise this paragraph and the proxy card accordingly.

We have revised the paragraph (see page 86) and the proxy card.

Mr. Paul Fischer
December 9, 2004

          If there is any additional information that you require with respect to your review of these filings, please call our counsel, John W. Currie, at (803) 376-2272, or me at (843) 842-1824.

Sincerely,

/s/ Michael E. Lawrence
Michael E. Lawrence
Chief Executive Officer

Greenhill & Co., LLC
300 Park Avenue

New York, NY 10022
(212) 389-1500
(212) 389-1700 Fax

Greenhill

CONFIDENTIAL

February 26, 2004

Mr. Norman Harberger
Chairman of the Board
Sea Pines Associates, Inc.
32 Greenwood Drive
Hilton Head Island, SC 29928

Dear Norman:

The purpose of this letter is to confirm the engagement of Greenhill & Co., LLC (“Greenhill”) to act as sole (except as hereafter noted) financial advisor to Sea Pines Associates, Inc. (together with its affiliates and subsidiaries, the “Company”) in connection with strategic planning and business alternatives. Greenhill acknowledges and agrees that (i) PKF has and may continue to perform certain valuation and advisory services for the Company as reflected by that certain Strategic Valuation Report, dated November 1, 2003 by PKF (the “PKF Report) and (ii) the Company may, after consultation with Greenhill, engage other professionals for non-strategic assets planning and sales. In addition, this letter sets forth the terms and conditions upon which Greenhill will provide financial advisory services to the Company in the event that the Company elects to pursue a Transaction. For purposes hereof, a “Transaction” shall mean the direct or indirect sale, transfer or other disposition of (i) all or a significant portion of the stock of the Company, (ii) all or substantially all of the Core Assets or business of the Company (as designated in the PKF Report or as mutually agreed upon following the delivery of the Assessment Report identified below in 1a) or (iii) any other business combination with similar effect involving the Company, whether in one or a series of transactions, including, without limitation, by way of a negotiated sale, merger or consolidation, spin-off, split-off or other extraordinary dividend of cash, securities or other assets, tender or exchange offer, or leveraged buyout.

1.	In connection with its engagement hereunder, Greenhill proposes to undertake certain services on behalf of the Company, including, to the extent requested by the Company (which request shall be in writing, in the case of clause (i) below):

a.	Within 60 days, making an advisory report to the Board of Directors of the Company with respect to the Company’s strategic alternatives and likelihood of realization of the same (“Assessment Report”);

b.	Meeting with and advising the Board of Directors with respect to the Assessment Report and the pursuit of a Transaction;

Greenhill

c.	Assisting the Company in preparing an offering memorandum describing the Company, its assets, operations and historical and projected financial condition;

d.	Identifying and contacting selected qualified acquirors acceptable to and approved by the Company;

e.	Arranging for potential acquirors to conduct business investigations;

f.	Evaluating and recommending financial and strategic alternatives with respect to a proposed Transaction;

g.	Advising the Company as to the timing, structure and pricing of a proposed Transaction;

h.	Assisting the Company in negotiating and consummating a proposed Transaction;

i.	Rendering opinion(s) to the Board of Directors of the Company as to the fairness, from a financial point of view, of the consideration to be received by the Company (and, if applicable, the Company’s shareholders) in connection with a proposed Transaction (“Opinions”); it being understood that the Opinions shall be in such form and with such assumptions and qualifications as determined appropriate by Greenhill and shall be delivered at such times as requested by the Board of Directors, including at or prior to the time that the Company enters into any proposed Transaction, at the time any applicable proxy statement is printed for delivery to shareholders and at the closing of a Transaction;

j.	Assisting the Company in the selection of an underwriter in the event of a public offering; and

k.	Providing such other financial advisory and investment banking services as are customary for similar transactions and as may be mutually agreed upon by the Company and Greenhill.

In connection with the services contemplated by clause (d) above in the event that the Company elects to pursue a Transaction, the Company hereby authorizes (i) the negotiation (subject to the prior review of the applicable form of agreement by counsel to the Company) and execution by Greenhill, on behalf of the Company, of confidentiality agreements to be entered into with third parties in connection with a proposed Transaction and (ii) the use of data furnished to Greenhill by the Company for distribution to potential acquirors in a proposed Transaction.

2.	As compensation for Greenhill’s services hereunder, the Company hereby agrees to pay Greenhill the following fees:

Advisory Fee

a.	For the initial advisory phase of the assignment, an Advisory Fee of $100,000, of which $50,000 shall be paid in cash promptly upon execution of this letter agreement and $50,000 shall be paid upon delivery of the Assessment Report. In addition, in the event that the Company elects to pursue a Transaction, the Company shall pay Greenhill an additional monthly fee of $25,000 per month commencing on the later of two months

Greenhill

after the date hereof and the delivery of the Assessment Report (the “Marketing Fee”). The Marketing Fee shall be due and payable on a monthly basis.

Opinions Fee

b.	An Opinion Fee in an aggregate amount of $500,000, payable in cash at the time Greenhill delivers its first Opinion.

Transaction Fee

c.	In the event that the Company elects to pursue a Transaction, a Transaction Fee of 2.5% of the Transaction Value (the “Transaction Fee”) shall be payable in connection with a Qualifying Transaction that occurs (i) during the term of this Agreement or (ii) within 12 months following the termination of this letter agreement, provided that the acquirer with respect to the Qualifying Transaction was identified and introduced by Greenhill to the Company during the term of this Agreement. It is agreed by the parties that the Goodwin Interest (as hereinafter defined) will be considered as having been identified and introduced to the Company by Greenhill during the term of this agreement. Notwithstanding the first sentence of this paragraph, in the event a Qualifying Transaction is consummated that results in a sale of the Company to William H. Goodwin, Jr. or his relatives, an affiliate controlled by Mr. Goodwin or his relatives or a trust for the benefit of Mr. Goodwin or his relatives or affiliates (collectively, a “Goodwin Interest”), and the Company is not marketed to any other potentially interested party, the Transaction Fee shall be 2.0% of Transaction Value instead of 2.5% of Transaction Value. If, after a marketing of the Company to potentially interested parties other than the Goodwin Interest, the Goodwin Interest becomes the purchaser, the Transaction Fee shall remain 2.5% of the Transaction Value. (For purposes of this paragraph, marketing shall mean the identification and introduction of a potential acquirer and the receipt by that party of any offering memorandum prepared by the Company). In the event of a Qualifying Transaction, the Transaction Fee will be no less than $1,500,000. The Company will be deemed to have elected to pursue a Transaction if the Company provides Greenhill with written notice of its intention to pursue a Transaction within forty-five (45) days following the delivery of the Assessment Report.

For purposes of this letter agreement, a Qualifying Transaction means (a) the sale, transfer or other disposition by the Company of all or substantially all of its Core business or Core Assets (as defined by the PKF Report or mutually agreed following delivery of the Assessment Report), which shall be deemed to be consummated on the closing of such transaction, (b) the sale of 50% or more of the stock of the Company pursuant to a merger, tender offer or other transaction in which the Board of Directors of the Company or committee thereof recommends a course of action to its shareholders, which sale shall be deemed to occur upon the sale of 50% or more of such stock or (c) distribution of the Company’s Core Assets to its shareholders which shall be deemed to occur at the time of distribution. The parties hereby agree that a Qualifying Transaction shall not be deemed to occur if the Company notifies Greenhill in writing within 45 days following the delivery of the Assessment Report that it does not desire to pursue a Transaction and does not pursue a Transaction.

Greenhill

The parties further agree that if the Company sells its non-Core Assets in order to meet its operating needs, including its covenants under its applicable credit arrangements, such sell will not constitute a Qualifying Transaction.

For the purpose of calculating a Transaction Fee, “Transaction Value” shall equal the aggregate value of the proceeds and other consideration received or to be received by the Company and/or its shareholders in connection with a Qualifying Transaction. The term “Transaction Value” shall include, without limitation: (i) cash; (ii) notes, securities and other property; (iii) debt and other liabilities assumed (the parties agree to definitively determine which liabilities shall be included within 45 days of the issuance of the Assessment Report); (iv) payments made in installments; (v) amounts paid or payable under agreements not to compete or similar agreements; (vi) amounts paid under contractual arrangements (including under capital lease arrangements); (vii) contingent payments (whether or not related to future earnings or operations); and (viii) amounts held in escrow. For purposes of computing any fees payable to Greenhill hereunder, (x) shares issuable upon exercise of options, warrants or other rights of conversion shall be deemed outstanding and (y) non-cash consideration shall be valued as follows: (A) contingent and installment payments shall be valued based upon the estimated net present value thereof using an appropriate discount rate as determined in good faith by Greenhill and the Company, (B) publicly traded securities shall be valued at the average of their closing prices (as reported in The Wall Street Journal) for five trading days prior to the closing of the Qualifying Transaction and (C) any other non-cash consideration shall be valued at the fair market value thereof as of the day prior to the consummation of the Qualifying Transaction, in each case as mutually determined in good faith by the Company and Greenhill; provided that if such parties are unable to agree on a fair market value for such non-cash consideration, the parties shall submit such issue to a panel of three arbitrators located in New York, New York (with one arbitrator being chosen by each party and the third being chosen jointly by the parties) for determination, which determination shall be binding upon each of the Company and Greenhill.

The Transaction Fee shall be payable in cash upon consummation of the Qualifying Transaction.

The Advisory Fee, the Marketing Fee and the Opinions Fee, to the extent previously paid, shall be credited against and otherwise discharged in full by payment of the Transaction Fee if payable to Greenhill hereunder.

No fee payable to any other financial advisor by the Company or any other person in connection with the subject matter of this engagement shall reduce or otherwise affect any fee payable to Greenhill hereunder.

3.	In addition to any fees that may be payable to Greenhill hereunder (and regardless of whether a Transaction occurs), the Company hereby agrees from time to time upon request, to promptly reimburse Greenhill for travel and other out-of-pocket expenses reasonably incurred by Greenhill in accordance with a budget that has been approved in writing by the Company.

Greenhill

4.	The term of Greenhill’s engagement as financial advisor and agent to the Company shall commence on the date hereof and continue until the earliest of (i) the consummation of a Transaction, (ii) 30 days after the date on which the Company provides notice to Greenhill of its intention to terminate this letter agreement provided such notice is in writing and (iii) 12 months after the date hereof, unless extended by mutual written consent or earlier termination by either party upon 30 days prior written noticed provided, however, that no such termination shall affect (i) the Company’s indemnification and contribution obligations, (ii) the parties respective confidentiality obligations, (iii) the right of Greenhill to receive any fees payable hereunder (including the right of Greenhill to receive, for the twelve month period after any expiration or termination of this letter agreement, the Transaction Fee) or fees that have accrued prior to such termination or (iv) the right of Greenhill to receive reimbursement for its out-of-pocket expenses as described above.

5.	The Company agrees to indemnify Greenhill and related persons in accordance with the indemnification letter attached hereto as Schedule A, the provisions of which are incorporated herein by reference in their entirety.

6.	The Company agrees to provide to Greenhill all financial and other information requested by it for the purpose of its assignment hereunder. The Company agrees and represents that information furnished to Greenhill pursuant to this letter agreement shall be to its best knowledge accurate and complete in all material respects at the time provided, and that if such information becomes inaccurate, incomplete, or misleading during the term of Greenhill’s engagement hereunder, the Company shall notify Greenhill in writing. In performing its services hereunder, (including, without limitation, in giving any Opinions), Greenhill shall be entitled to rely upon and assume, without assuming any responsibility for independent verification, the accuracy and completeness of all information that is publicly available and of all information that has been furnished to it by the Company or otherwise reviewed by Greenhill, and Greenhill shall not assume any responsibility or have any liability therefor. For the execution of its assignment, Greenhill shall establish a team of qualified individuals with expertise and experience in the Company’s business and industry from appropriate specialty areas within Greenhill.

Any financial advice rendered by Greenhill or its representatives pursuant to this letter agreement is intended solely for the benefit and use of management and the Board of Directors of the Company in considering and evaluating a Transaction, is not on behalf of, and shall not confer rights or remedies upon, any person other than the Board of Directors of the Company, and may not be used or relied upon for any other purpose. No such financial advice (except as provided in the following sentence) may be disclosed publicly in any manner without Greenhill’s prior written consent and all such advice will be treated by the Company as confidential. Greenhill understands that its Opinions may be reproduced in full in a proxy or information statement mailed to shareholders of the Company and agrees to provide its written approval for such use as appropriate; provided, that Greenhill has previously reviewed and approved the form and substance of all references to or descriptions of Greenhill or the Opinions in any such proxy or information statement.

7.	Subject to review and comment by the Company, following the closing of a Transaction, Greenhill may, at its own expense, place announcements or advertisements in financial newspapers and journals describing its services hereunder.

Greenhill

8.	This letter agreement (including Schedule A) (a) shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof and no proceeding related directly or indirectly to this letter agreement shall be commenced, prosecuted, or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, (b) incorporates the entire understanding of the parties with respect to the subject matter hereof and supersedes all previous agreements should they exist with respect thereto, (c) may not be amended or modified except in a writing executed by the Company and Greenhill and (d) shall be binding upon and inure to the benefit of the Company, Greenhill, the other Indemnified Parties and their respective successors and assigns. The Company (on the Company’s behalf and, to the extent permitted by applicable law, on behalf of the Company’s securityholders and creditors) and Greenhill agree to waive, to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of venue of any such proceeding brought in any New York court specified in this paragraph 8 and any claim that any such proceeding brought in any such court has been brought in an inconvenient forum and to waive all rights to trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed Transaction or the engagement of or performance by Greenhill hereunder. The Company acknowledges that Greenhill, in connection with its engagement hereunder, is acting as an independent contractor with duties owing solely to the Company and that nothing in this letter agreement is intended to confer upon any other person any rights or remedies hereunder or by reason hereof.

If at any time during our engagement or thereafter you have any questions relating to billing or to regulatory compliance matters, you should contact either the undersigned or Hal Rodriguez, Greenhill’s Managing Director who handles financial and administrative matters for Greenhill in our New York office.

Greenhill

This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Peter C. Krause

Peter C. Krause
Managing Director

Accepted and agreed to as of
the date set forth above:

SEA PINES ASSOCIATES, INC.

By:	/s/ Norman Harberger

Norman Harberger
Chairman of the Board

Greenhill

SCHEDULE A

INDEMNIFICATION

Recognizing that transactions of the type contemplated in the attached letter agreement sometimes result in litigation and that Greenhill’s role is advisory, the Company agrees to indemnify and hold harmless Greenhill, its affiliates and their respective officers, directors, employees, agents and each other entity or person, if any, controlling Greenhill or any of its affiliates (collectively, the “Indemnified Parties”), from and against any losses, claims, damages, demands and liabilities (or actions or proceedings in respect thereof), joint or several, related to or arising in any manner out of any activities performed or services furnished pursuant to the attached letter agreement, the transactions contemplated thereby or Greenhill’s role in connection therewith (the “Indemnified Activities”). In addition, except as provided in the next succeeding paragraph, the Company will promptly reimburse the Indemnified Parties for all reasonable expenses (including, without limitation, fees and expenses of legal counsel), as incurred, in connection with (i) the investigation of, preparation for or defense or pursuit of any pending or threatened investigative, administrative, judicial, or regulatory or other claim, action or proceeding or any arbitration or investigation in any jurisdiction related to or arising in any manner out of any Indemnified Activities, whether or not in connection with pending or threatened litigation to which Greenhill (or any other Indemnified Party) or the Company or any of its securityholders is a party (collectively, “Proceedings”) and (ii) enforcing any Indemnified Parties right under the attached letter agreement (including this Schedule A). Notwithstanding the foregoing, the Company shall not be liable in respect of any losses, claims, damages, demands, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted in substantial part from the gross negligence or willful misconduct of an Indemnified Party.

Upon receipt by an Indemnified Party of actual notice of a Proceeding against such Indemnified Party in respect of which indemnity may be sought hereunder, such Indemnified Party shall promptly notify the Company in writing with respect thereto. In addition, an Indemnified Party shall promptly notify the Company after any Proceeding is commenced (by way of service with a summons or other legal process giving information as to the nature and basis of the claim, a copy of which the Indemnified Party shall promptly supply to the Company) against such Indemnified Party in respect of which indemnity may be sought hereunder. In any event, failure to notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise, except to the extent the Company shall have been materially prejudiced by such failure. The Company may elect at its option to assume the defense of any Proceeding in respect of which indemnity may be sought hereunder, including the employment of counsel reasonably satisfactory to Greenhill and the payment of the reasonable fees and expenses of such counsel, in which event, except as provided below, the Company shall not be liable for the fees and expenses of any other counsel retained by any Indemnified Party in connection with such Proceeding. In any such Proceeding the defense of which the Company shall have so assumed, any Indemnified Party shall have the right to participate in such Proceeding and to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Company and such Indemnified Party shall have mutually agreed in writing to the retention of such counsel or (ii) the named parties to any such Proceeding (including any impleaded parties) include the Company and such Indemnified Party and representation of both parties by the same counsel would, in the opinion of counsel to such Indemnified

Greenhill

Party, be inappropriate due to actual or potential conflict of interests between the Company and such Indemnified Party. The Company shall not be liable for any settlement of any Proceeding effected without its written consent, but if settled with such consent or if there is a final judgment against an Indemnified Party, the Company agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. The Company will not settle any Proceeding in respect of which indemnity may be sought hereunder, and which settlement imposes injunctive or other equitable relief against any Indemnified Party or does not unconditionally release the Indemnified Parties from all liabilities and obligations relating to the subject matter of the Proceeding, whether or not any Indemnified Party is an actual or potential party to such Proceeding, without Greenhill’s written consent, which shall not be unreasonably withheld.

The Company agrees that if any indemnification or reimbursement sought pursuant to this Schedule A were for any reason not to be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this Schedule A, then the Company shall contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages and liabilities in such proportion as is appropriate to reflect the relative benefits to the Company and its shareholders on the one hand, and Greenhill on the other, in connection with the transactions contemplated by the attached letter agreement (whether or not consummated) as well as any other equitable considerations. It is hereby agreed that the relative benefits to the Company and/or its shareholders and to Greenhill with respect to transactions contemplated by the attached letter agreement shall be deemed to be in the same proportion as (i) the total value received or contemplated to be received by the Company and/or its shareholders pursuant to transactions contemplated by the attached letter agreement (whether or not consummated) bears to (ii) the fees paid or to be paid to Greenhill under the attached letter agreement. In no event shall the Indemnified Parties be required to contribute or otherwise be liable for an amount in excess of the aggregate amount of fees actually received by Greenhill pursuant to the attached letter agreement (excluding amounts received by Greenhill as reimbursement of expenses).

The Company further agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its securityholders or creditors for or in connection with Greenhill’s engagement hereunder or the transactions contemplated by the attached letter agreement except for losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final nonappealable judgment resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The indemnity, reimbursement and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have to an Indemnified Parry, shall not be limited by any rights that an Indemnified Party may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.

Greenhill

The indemnity, reimbursement and contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any transaction contemplated by the attached letter agreement, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) any party hereto, (iii) any amendment or other modification or termination or the completion or expiration of the attached letter agreement or Greenhill’s engagement and (iv) whether or not Greenhill shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Peter C. Krause

Peter C. Krause
Managing Director

Accepted and agreed to as of
the date set forth above:

SEA PINES ASSOCIATES, INC.

By:	/s/ Norman Harberger

Norman Harberger
Chairman of the Board